ABN 85 004 820 419 GPO Box 5411, Melbourne Victoria 3001 Australia	Level 12, IBM Centre 60 City Road, Southbank Victoria 3006 Australia	Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com	ALUMINA
LIMITED

8 August 2014

Mr Steve Lo

Division of Corporation Finance

United States Securities & Exchange Commission

100 F Street, NE

WASHINGTON DC 20549

Dear Mr Lo

I confirm that Alumina Limited will respond to your letter dated 29 July 2014 no later than 12 September 2014.

I would appreciate your acknowledgement of this amended response time.

Yours faithfully

/s/ CHRIS THIRIS
CHRIS THIRIS
CHIEF FINANCIAL OFFICER